FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                               December 13 2005


                            BRITISH ENERGY GROUP PLC
                               (Registrant's name)


                                  Systems House
                                   Alba Campus
                                   Livingston
                                    EH54 7EG
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



                                 Exhibit Index

The following document (bearing the exhibit number listed below) is furnished herewith and is made a part of this Report pursuant to the General Instructions for Form 6-K:



Exhibit       Description

No. 1         RNS Announcement, re: 'Interim Results'  dated 13 December 2005


                                                                13 DECEMBER 2005

                            BRITISH ENERGY GROUP PLC

 2005/06 HALF YEAR including SECOND QUARTER TO 2 OCTOBER 2005 of the FINANCIAL
                           YEAR ENDING 31 MARCH 2006


Key Points

- British Energy has built on the positive first quarter results, delivering a good performance for the half year. Our prime focus continues to remain on improving our operational reliability.

    - Operating profit* of GBP135m for the half year, GBP58m for the second quarter.

    -   EBITDA* of GBP227m for the half year, GBP106m for the second quarter.

    - Results reflect the benefit of higher electricity prices with an operating margin of GBP3.9/MWh at contracted summer prices.

-   Total output for the half year was 33.1 TWh (nuclear 30.6 TWh, coal 2.5
    TWh), up from 31.7 TWh in the first half of financial year 2004/05 (nuclear
    28.7 TWh, coal 3.0 TWh).

- Total output for the current financial year to 9 December 2005 was 44.1 TWh (nuclear 40.1 TWh, coal 4.0 TWh) after total unplanned losses for the period to 9 December 2005 of 9.6 TWh.

- As announced on 25 November 2005, due to extensive inspections at Hartlepool and Heysham 1 and the need to replace the generator stator on one unit at Hartlepool, we expect that nuclear output for the financial year 2005/06 is unlikely to exceed 61 TWh. We expect nuclear output for the financial year 2006/07 to be around 63 TWh.

- Realised price was GBP25.0/MWh for the half year, compared to GBP24.7/MWh in the first quarter.

- As at 9 December 2005, the Company had fixed contracts in place for approximately 95% of planned output for the financial year 2005/06 at an average price of GBP32.5/MWh. Financial year 2006/07 book approximately half fixed at an average price of approximately GBP35/MWh excluding 5 TWh of capped contracts.

- Operating cash inflow from operations was GBP150m for the half year. Net debt decreased in the half year by GBP113m to GBP107m. Cash and liquid funds were GBP569m and collateral requirements were GBP274m. Collateral requirements as at 9 December 2005 were GBP419m.

-    Investment  in  plant  is  expected  to  exceed  GBP250m   including  extra
     investment in strategic spares for the financial year 2005/06.

- The NLF Cash Sweep percentage was 64.69% as at 2 October 2005, down from 64.99% at 31 March 2005 as a result of the exercise of a number of the Company's warrants.

- No accrual for any potential NLF Cash Sweep payment has been made in these interim financial statements in line with the Group's accounting policy. An accrual will be made at 31 March 2006 for any NLF Cash Sweep payment.

- In accordance with the dividend policy set out within the accounts for the period ended 31 March 2005, no dividend has been declared for the half year.

Bill Coley, British Energy CEO said:

"We continued to deliver good financial performance through the half year benefiting from higher electricity prices. We are disappointed with the recent outages at Hartlepool and Heysham 1 which have impacted our projection of output for the year, but see continuing improvements in operating metrics as a result of our performance improvement programme. The British Energy team remains keenly focused on the long-term by making the investments in the plant and people to improve reliability and maximise output."



                                              Quarter ended 2    Half year ended 2
                                                 October 2005         October 2005
Business Performance

Revenue, as adjusted (GBPm) *                             487                1,008
Operating costs, as adjusted (GBPm) *                     429                  873
Operating profit, as adjusted (GBPm) *                     58                  135
EBITDA, as adjusted (GBPm) *                              106                  227


Total Results (including re-measurements)
Revenue (GBPm)                                            492                  979
Operating costs (GBPm)                                    434                  876
Operating profit (GBPm)                                    58                  103
EBITDA (GBPm)                                             106                  195


Cash and liquid funds (GBPm)                                                   569
Net (debt) (GBPm)                                                            (107)


Realised price (GBP/MWh)                                 25.3                 25.0
Operating unit cost (GBP/MWh)                            21.8                 21.1
Operating margin (GBP/MWh)                                3.5                  3.9


Output (TWh)                                           15.7                 33.1
Nuclear                                                14.9                 30.6
Coal                                                    0.8                  2.5



The Group's half year results have been prepared in accordance with International Financial Reporting Standards (IFRS) for the first time. This is the first time since completion of the restructuring of the Group on 14 January 2005 that British Energy Group plc has published half year results. Therefore this report does not contain any comparative financial information but, where appropriate, does contain comparative non-financial information.

Items marked * represent the results of operations adjusted to reflect the results before exceptional charges and other movements arising from re-measurement. During the half year and quarter there were no exceptional charges. For the half year and quarter the re-measurement adjustments relate solely to the re-measurement impact of IAS 39 on the results for the half year and quarter. British Energy believes that the adjusted measures provide a better indication of the underlying business performance.

Certain defined terms used in these half year results are contained in the Glossary at the back of this statement.

Management Presentation and Conference Call

Management will host a presentation for analysts, institutional investors and bondholders at 9:15am (UK time) today, 13 December 2005 at Financial Dynamics, Holborn Gate, 26 Southampton Buildings, London, WC2A 1PB.

The presentation will be webcast (www.british-energy.com) and dial in facilities can be accessed by dialling;


UK dial in:                           0845 113 0049

International dial in:                +44 (0) 1452 542 303

US dial in:                           1 866 434 1089


There will be a replay facility for 7 days:


UK local rate no:                     0845 245 5205

UK International no:                  +44 (0) 1452 550 000

UK PIN (access) no:                   3181452#


Management will host a further conference call for U.S. analysts, institutional investors and bondholders at 2.00pm (UK time), 13 December 2005. The conference can be accessed by dialling;


UK dial in:                           0845 113 0049

International dial in:                +44 (0) 1452 542 303

US dial in:                           1 866 434 1089


For further information please contact:


John Searles                          01506 408 715         (Investor Relations)

Andrew Dowler                         020 7831 3113         (Media Enquiries)


A copy of this release and a copy of the presentation in pdf file format can be found on the Company's web site at www.british-energy.com.



CHAIRMAN'S STATEMENT

The first half has demonstrated improvement in financial performance largely due to rising electricity prices and to an improvement in output compared to last year.

The performance improvement programme has progressed well. PiP is evolving into a programme of continuous improvement which we believe will improve the reliability of our power stations. An increase in output, however, will take time as we complete the necessary investment to improve the materiel condition of the plant. The reduction in our output target for the current year to a level unlikely to exceed 61 TWh as announced on 25 November 2005 reflects this and while disappointing is largely due to unplanned boiler closure unit inspections at Heysham 1 and Hartlepool together with the need to replace the generator stator on one unit at Hartlepool.

The current energy environment provides both opportunities and challenges for British Energy. The Group has improved substantially the fixed prices for expected output this year in a period when energy markets continue to be highly volatile. This requires us to remain focused on managing cash and collateral.

British Energy welcomes the Government's Energy Review and we look forward to the role we can play in helping the UK meet its energy requirements. The UK needs a balanced energy policy and it is the role of Government to define the framework. Nuclear power can make an important contribution to UK targets on climate change, security of supply and competitiveness.

We have continued to strengthen the management team throughout the half year. Peter Wakefield joined as Safety and Technical Director in April 2005. Peter was previously Generation and Safety and Assurance Manager for Eskom in South Africa and has extensive experience in all aspects of nuclear power plants. Recent WANO award winner Peter Prozesky has also joined from Eskom as Head of Operations
East, bringing with him over 25 years of operational and project management skills.

We will continue to build the strength of our team with an aim of achieving world-class nuclear operations.

Safety and environmental performance remain key priorities as can be seen in the fuller discussion later in this report. However, as reported in our last Report and Accounts, there was a fatal accident in July 2005 at Eggborough power station where one of our contractors sadly lost his life. We continue to work with our contractors to improve working practices.

In accordance with the dividend policy set out within the accounts for the period ended 31 March 2005, no dividend has been declared for the half year. The Board of Directors does not currently expect to propose a dividend before the financial year ending 31 March 2007.

The Board is committed to maximising shareholder returns after considering the Company's need to improve financial stability, maintain an appropriate capital structure, make appropriate investments in the plant and meet the collateral requirements for the Group.



CHIEF EXECUTIVE'S REVIEW

British Energy completed a good first half of the financial year ending 31st March 2006 benefiting from rising electricity prices. Operating profit rose to GBP135m for the half year. EBITDA rose to GBP227m, reflecting an increase in average realised price to GBP25.0/MWh. Earnings per share were 11.9p.

Cash flow from operations in the half year improved substantially at GBP150m compared to the equivalent period last year, reflecting higher realised prices for summer power contracts. This resulted in a net debt position at 2 October 2005 of GBP107m after debt of GBP676m.

Total output was 33.1 TWh for the half year following marginally lower than expected output for the second quarter of 15.7 TWh largely due to outages related to Heysham 1 and Hartlepool and planned maintenance activity at Eggborough. We remain focused on improving the operational reliability of our plant, through carefully targeted investment.

Total output to 9 December 2005 was 44.1 TWh of which nuclear output was 40.1 TWh. Unplanned losses to 9 December 2005, excluding net additional unplanned losses due to boiler closure units at Heysham 1 and Hartlepool of 2.4 TWh, were
7.2 TWh. We will continue to work with the regulator regarding additional inspection of the boiler closure units at Heysham 1 and Hartlepool.

We have continued to make good progress with the investment programme bringing total investment in plant to GBP102m for the half year. Five statutory outages have been completed to date with one further outage scheduled to be completed prior to 31 December 2005. The out-turn of these statutory outages and higher unplanned losses will lead to higher costs. We now expect that investment in plant will exceed GBP250m including extra investment in strategic spares for the financial year 2005/06.

The performance improvement programme is being embedded into the business as a programme of continuous improvement and has continued to make the significant improvements in our people, processes and the systems required to achieve world-class operations. Many functions are now in place within the stations and senior personnel hires have been completed. Key performance indicators across many nuclear performance metrics have improved in the half year.

Trading completed a good half year compared to the equivalent period last year reflecting higher electricity prices for summer power contracts. The realised price improved in the second quarter reflecting rising summer power prices and good management of balancing costs despite outages at Heysham 1 and Hartlepool.

The trading book has progressed well during the third quarter with the focus remaining on managing collateral and exposure related to unreliability in output in a highly volatile electricity market.

On 15 September 2005, the Group announced its decision to extend the accounting life of Dungeness B by ten years to 2018. This is a result of a thorough technical and economic assessment of the station working in consultation with the Nuclear Decommissioning Authority and reflects our intention to seek life extensions for all our power stations where safe and profitable to do so. The life extension at Dungeness B will ensure continued contribution to reducing CO2 emissions in the UK.

Outlook

The financial year will continue to be a year of consolidation in operational performance. Many of the organisational changes required for the improvement programme are in place. We will continue to strengthen the team at the stations. There have been improvements in unplanned losses before taking into account the extended outages at Heysham 1 and Hartlepool. We expect underlying performance to continue throughout the remainder of the year. One unit at Hartlepool is expected to remain shutdown until March 2006 for replacement of the generator stator. This, in association with the previous boiler closure unit inspections at Heysham 1 and Hartlepool caused us to conclude that nuclear output is unlikely to exceed 61 TWh for the year 2005/06.

As we have previously communicated, improvement in performance is expected to take time due to the requirement to invest in the materiel condition of the stations. Much of the work performed in the current year is required to stabilise output due to under-investment in prior years. This is expected to continue over the next two financial years during the remaining statutory outages. This remedial work may also impact on the length of statutory outages and lead to higher costs. There is also a requirement to undertake further inspections of Heysham 1 and Hartlepool boiler closure units in the financial year 2006/07. Accordingly, we expect nuclear output for the financial year 2006 /07 to be around 63 TWh.

The electricity markets continue to show considerable volatility. The focus will remain on improving financial stability and collateral management. We have benefited from recent price rises and plan to progressively close out the remainder of the trading book for 2005/06.


OPERATIONAL REVIEW

Plant Output and Performance

Nuclear output was 14.9 TWh (71% load factor) for the quarter and 30.6 TWh (72% load factor) for the half year. The nuclear output for the quarter ended 30 September 2004 was 13.7 TWh (65% load factor) and for the six months ended 30
September 2004 was 28.7 TWh (68% load factor). During the quarter statutory outages were completed at Heysham 1 and Hunterston B and one started at Dungeness B. Since successfully completing its statutory outage in the first quarter, Sizewell B has operated continuously at full power. There were planned outages amounting to 2.3 TWh of lost output in the quarter and 6.1 TWh for the half year. Unplanned losses for the quarter were 3.7 TWh and 6.0 TWh for the half year, including outage overruns at Heysham 1, Hunterston B and Sizewell B.

On 31 October 2005, the Company announced that the two units at Heysham 1 had returned to service following boiler closure unit work and by 15 November 2005, the two units at Hartlepool had returned to service. The net additional unplanned loss related to these outages was 2.4 TWh.

Subsequent to its return to service, an issue with the generator stator on one unit at Hartlepool resulted in a shutdown that is expected to last until March 2006.

Output from our coal-fired power station at Eggborough was 0.8 TWh during the quarter and 2.5 TWh for the half year. For the quarter ended 30 September 2004, the output was 1.6 TWh and for the six-month period ended 30 September 2004, the output was 3.0 TWh. As Eggborough is operated primarily as a flexible mid-merit plant, its output level is influenced by market prices, the Company's contracted trading position and the extent to which it is operated as cover for unplanned outages at the nuclear power stations. In addition, the output level reflects planned maintenance work completed during the quarter.

Inspections carried out during the Unit 4 outage at Eggborough revealed evidence of cracking on a number of the turbine blades. The affected turbine blades will be removed and this unit is expected to return to service as planned, albeit with a small reduction in capacity. Inspections of other units showed that cracking was not widespread.

Flue Gas Desulphurisation (FGD) installation on Units 3 and 4 at Eggborough has been completed and the plant was taken over from the contractors on 1 September 2005.

On 21 September 2005, the Department for Environment, Food and Rural Affairs issued an update regarding the implementation of the Large Combustion Plant Directive (LCPD) pending a formal decision by the Government expected before the end of this year. The update indicated that the Government will apply emission limit values to control emissions of sulphur dioxide, nitrogen oxides and particulates from power stations in the UK from January 2008. The update repeated the European Commission's view that existing plants whose waste gases are discharged through a common stack should be considered as a single plant for the purposes of the LCPD, and this has since been confirmed in writing by the European Commission. Discussions with the Government are continuing but if this interpretation is maintained, it means that there could be a requirement to either modify the plant or materially restrict the operations of the two non-FGD units at Eggborough from 2008 in order to comply with the proposed emission limit values. Discussions are taking place with lending banks regarding their 2010 Option.

Operational Update

As part of its ongoing work to achieve improved operational performance, the Company has developed a number of performance improvement processes and has broadly completed the integration of those processes into the stations. Implementation of the programme is progressing well, with completion expected in 2006/07. Effectiveness reviews of the processes are being undertaken, in addition to the Company's ongoing monitoring of a number of key performance indicators.

The Company's non-outage defect backlog has reduced by 27% for the half year as a result of focusing on equipment reliability, work management and an improved operational focus. Both nuclear reportable events and unplanned automatic trips continue to show an improvement in the half year.

In the course of designing the Company's improvement programme, we have sought input from external experts. Hartlepool received a positive assessment in the quarter that builds on recent good assessments received at other stations.

The Company's human performance programme was also recognised as being at the forefront of such programmes in Europe and we have recently conducted a workshop for other European nuclear utilities.

We have continued to make good progress with the investment programme bringing the total investment in plant, projects, major repairs and strategic spares to GBP102m for the half year. The main investment in plant included additional boiler safety work at Hartlepool and Heysham 1, turbine work at Heysham 1, low pressure rotor refurbishment at Heysham 2 and Hunterston B, generator transformer refurbishment at Hartlepool and cast iron replacement at Hinkley Point and Hunterston B. Work continued on the planned reactor pressure vessel head replacement at Sizewell B and FGD system and low nitrous oxide burners at Eggborough. Investment has also been made in strategic spares, including generator rotors and transformers.

Safety and Environmental Performance

A key priority of the Group is to manage the safety of our plant, people and the general public. Lost time accidents for staff and contractors have increased during the quarter and half year largely due to an increased number of accidents involving contractors. A much greater focus has been put on helping and supporting our contractor partners improve their safety performance. We remain absolutely committed to safety and ensuring the safety of our staff, contractors and the general public.

The  environmental   performance  of  the  Group  also  continues  to  remain  a fundamental priority of the Company. Environmental performance indicators in the year to date are ahead of the Group's expectations.

NDA Strategy

The Nuclear Decommissioning Authority published its draft strategy document and has provided an opportunity for full and open consultation on the issue of managing the UK's nuclear legacy. British Energy welcomes the opportunity to take part in this consultation and has responded with its views to the NDA.

Quinquennial Review

The quinquennial review of our nuclear liabilities is underway and the results of this review will be finalised in the New Year. The review may result in a significant change in value of the nuclear liabilities due to changes in strategy and cost estimates. However, as a result of the arrangements with the NLF and Government, any change in value of the nuclear liabilities will be offset in our balance sheet by an equal and opposite change in the value of the NLF receivable.


TRADING REVIEW

Trading Position

The forward contract for baseload electricity for winter 2005/06 delivery closed at GBP49.4/MWh on 30 September 2005, well below the peak of over GBP67/MWh seen in mid-July. The forward market in electricity continues to show considerable volatility, with baseload power for 2006/07 delivery trading between GBP45/MWh and GBP55/MWh over the quarter. As at 9 December 2005, the Company had fixed price contracts in place for approximately 95% of planned output for the financial year 2005/06 at an average contract price of GBP32.5/MWh. This price includes the impact of capped price arrangements of approximately 5 TWh at around GBP30/MWh and the benefit of higher prices achieved as a result of Eggborough taking advantage of the differential between peak and baseload prices. This price excludes Balancing Services Use of System and other electricity market participation charges of around GBP0.7/MWh and market costs incurred through output variation and unreliability for planned output over the remainder of the year, expected to be around GBP1.0/MWh. The Company intends to progressively close out its remaining exposure to market prices for the financial year 2005/06 in the shorter term markets subject to limits on trading collateral. Good progress has been made in building the fixed price contract position for 2006/07, with approximately half of planned output fixed to date at a price of approximately GBP35/MWh. This price excludes the impact of capped price arrangements of approximately 5 TWh at around GBP30/MWh.

Realised price was GBP25.0/MWh for the half year and GBP25.3/MWh for the quarter.

Collateral

The Group's strategy for securing part of its income through fixed price contracts means that in a volatile electricity market collateral requirements are also volatile. The Group's ability to secure longer term certainty on its income is limited by the amount of collateral and headroom available. The recent increase in electricity prices to unprecedented levels has given rise to increased collateral requirements, with a corresponding constraint on cash headroom. The Group actively manages its use of collateral by selling electricity through a number of routes to market including through its direct supply business (to large industrial and commercial customers) which requires minimal collateral and also through the use of financial products and low collateral contractual structures. We have recently secured zero collateral trading lines for up to 8 TWh over two years.

Collateral requirements increased by GBP58m from GBP216m at 31 March 2005 to GBP274m at 2 October 2005. Collateral requirements as at 9 December 2005 were GBP419m.


FINANCIAL REVIEW

Group Performance

The unaudited results for the quarter and half year are summarised as follows:


                                         3 months ended                 6 months ended    6 months ended
                      3 months ended          2 October     3 months    2 October 2005         2 October     6 months
                      2 October 2005               2005        ended          Business              2005        ended
                            Business     Re-measurement    2 October       performance    Re-measurement    2 October
                         performance               GBPm         2005              GBPm              GBPm         2005
                                GBPm                           Total                                            Total
                                                                GBPm                                             GBPm

  Group revenue                  487                  5          492             1,008               (29)         979
  EBITDA                         106                  -          106               227               (32)         195
  Operating profit/(loss)         58                  -           58               135               (32)         103
  Financing charges              (9)                  -          (9)              (22)                  -        (22)
  Profit/(loss) before tax        49                  -           49               113               (32)          81



The discussion below focuses on the business performance results that are adjusted to reflect the results before exceptional charges and other movements arising from re-measurement. During the half year and quarter there were no exceptional charges. For the half year and quarter the re-measurement adjustments relate solely to the re-measurement impact of IAS 39. British Energy believes that this adjusted measure provides a better indication of underlying performance.

Revenue

Group revenue comprised generation sales, direct supply sales and miscellaneous income. Revenue was GBP1,008m for the half year and GBP487m for the quarter. Revenue reduced from the first quarter to the second quarter as a result of reduced output.


The analysis of revenue is as follows:


                                                   3 months ended       6 months ended
                                                   2 October 2005       2 October 2005
                                                             GBPm                 GBPm
Group revenue
Wholesale generation sales                                    205                  435
Direct supply sales net of energy supply costs                197                  401
                                                              402                  836
Energy supply costs recharged to customers                     82                  164
Miscellaneous income                                            3                    8
Revenue                                                       487                1,008


Wholesale  generation  sales includes  revenue from Energy  Purchases which cost
GBP9m for the half year and GBP5m for the quarter.


Output is analysed as follows:
                                                   3 months ended       6 months ended
                                                   2 October 2005       2 October 2005
                                                              TWh                  TWh
Nuclear                                                      14.9                 30.6
Eggborough                                                    0.8                  2.5
Total                                                        15.7                 33.1


The realised price for the half year was GBP25.0/MWh and GBP25.3/MWh for the quarter.


Operating Costs

Operating costs were GBP873m for the half year and GBP429m for the quarter, as detailed below.



                                             3 months ended       6 months ended
                                             2 October 2005       2 October 2005
                                                       GBPm                 GBPm

Fuel costs - nuclear                                     95                  179
Fuel costs - fossil                                      16                   69
Total fuel costs                                        111                  248
Energy purchases                                          5                    9
Materials and services                                  113                  213
Staff costs                                              82                  162
Depreciation                                             47                   90
Amortisation                                              1                    2
Other operating income                                 (12)                 (15)
Energy supply costs                                      82                  164
NLF Cash Sweep payment                                    -                    -
Total operating costs                                   429                  873


Total operating unit costs were GBP21.1/MWh for the half year and GBP21.8/MWh for the quarter.

The component elements of the operating costs are discussed below.


Fuel Costs

Total fuel costs amounted to GBP248m for the half year and GBP111m for the quarter. Nuclear fuel costs were GBP179m for the half year and GBP95m for the quarter. The increase of GBP11m from the first quarter includes a GBP3m reduction as a result of reduced output in the quarter offset by a higher back end final core movement in provision of GBP14m. The value of back end final core costs is linked to the amount of fuel that remains unburned in reactors at the period end rather than being directly linked to the output of the period.

Eggborough fuel costs for the half year were GBP69m and GBP16m for the quarter. The reduction from the first quarter reflects, in part, the reduced output at the station but is also due to the Eggborough fuel costs including costs attributable to carbon. Carbon costs are based on the market price of carbon at the period end and for the half year were GBP22m, comprising a credit of GBP2m for the quarter and costs of GBP24m for the first quarter.

The market price of CO2 allowances have decreased in the quarter from approximately EUR25/tonne at 3 July 2005 to approximately EUR23/tonne at 2 October 2005. The cost of CO2 allowances impacts the marginal cost of coal and gas generation.

Materials and Services

Materials and services costs comprise the operating expenses of the power stations and support functions excluding fuel costs, staff costs and depreciation. These costs were GBP213m during the half year and GBP113m during the quarter. The increase in costs from the first quarter were mainly due to additional investment expenditure incurred.

Staff Costs

Staff costs were GBP162m for the half year and GBP82m for the quarter and included pension costs of GBP28m and GBP14m respectively.

Employer contributions to the pension scheme were GBP34m for the half year and GBP17m for the quarter reflecting the impact of increased contributions agreed as part of deficit repair and new salary sacrifice arrangements introduced from 1 April 2005.

Other Operating Income

The other operating income of GBP15m for the half year and GBP12m for the quarter relates to utilisation, excluding revalorisation, of the net commodity contracts provision, which was established on restructuring.

NLF Cash Sweep Payment

The NLF Cash Sweep percentage was 64.69% as at 2 October 2005, down from 64.99% at 31 March 2005 as a result of the exercise of a number of the Company's warrants. In accordance with the Group's accounting policy no accrual has been made for any potential future NLF Cash Sweep payment that may be payable based on the full year results. In accordance with the Government Contribution Agreement, an accrual will be made for the weighted average NLF Cash Sweep percentage payment applied to adjusted net cash flow as at 31 March 2006 to the extent adjusted net cash flow arising from operations during the year is above GBP290m plus posted collateral (subject to a GBP200m minimum) at 31 March 2006

Operating Profit

The Group operating profit was GBP135m for the half year and GBP58m for the quarter.

Financing Charges


The total financing charges are analysed below:


                                                                            3 months ended       6 months ended
                                                                            2 October 2005       2 October 2005
                                                                                      GBPm                 GBPm

Revalorisation of nuclear liabilities                                                   52                  119
Revalorisation of nuclear liabilities receivable and NLF receivable                   (52)                (119)
Revalorisation of fixed decommissioning obligation                                       2                    6
Revalorisation of contracts provision                                                    3                    7
Total revalorisation                                                                     5                   13
Net interest expense                                                                     6                   13
Net credit to finance charge for pension liability                                     (2)                  (4)
Total financing charges                                                                  9                   22



Revalorisation of nuclear liabilities arises because nuclear liabilities are stated in the balance sheet at current price levels, discounted at 3% per annum real from the eventual payment dates. The revalorisation charge is the adjustment that results from restating these liabilities to take into account the effect of inflation in the period and to remove the effect of the discount for the period.

A revalorisation credit arises in respect of movements in the value of nuclear liabilities receivable and the NLF receivable to take account of the underlying movement in nuclear liabilities.

Revalorisation charges arise in respect of the fixed decommissioning obligation and the contracts provision to reflect the unwinding of the discount for the half year and quarter.

IAS 39 and Contract Provisions

The total movements on the IAS 39 values and the net commodity contracts provision established as part of the fair value exercise are analysed below:


                                                                     IAS 39        Contract
                                                                     values       provision          Total
                                                                       GBPm            GBPm           GBPm

As at 1 April 2005                                                       34             238            272
Charge/(credit) to the income statement                                  32             (3)             29
Revalorisation                                                            -               4              4
Increase in hedge reserve through the statement of recognised income
and expense                                                              52               -             52
As at 3 July 2005                                                       118             239            357
Credit to the income statement                                            -            (12)           (12)
Revalorisation                                                            -               3              3
Decrease in hedge reserve through the statement of recognised income
and expense                                                             (2)               -            (2)
As at 2 October 2005                                                    116             230            346



Following the adoption of IAS 39 at 1 April 2005, the opening balance of GBP34m has risen by GBP82m to GBP116m. The effect on operating profit in the half year has been a reduction of GBP32m with the balance of GBP50m being recognised through the statement of recognised income and expense.

The contract provision relates to contracts outside the scope of IAS 39, which were initially valued at the restructuring effective date of 14 January 2005. The provision is being utilised over the lives of these contracts. The provision has decreased by GBP8m in the half year.

Taxation

Income tax is calculated on the profit for the period, before taking account of the income statement effect of any adjustments to the measurement and classification of financial instruments required by IAS 39, at the anticipated annual effective rate applicable to this profit. Any charge for the NLF Cash Sweep payment included in the annual results will not be tax deductible and therefore the anticipated annual effective rate is significantly more than the standard rate of 30%. Adjustments to profit arising from the application of measurement and classification rules for financial instruments contained in IAS 39 are tax effected at the standard rate of 30%. There is no current tax charge in the period due to the availability of trading losses carried forward. The charge of GBP36m before re-measurement and GBP46m after re-measurement in the half year and GBP20m before and after re-measurement for the quarter consists of deferred tax only.

Profit after Tax

As a result of the factors discussed above, the net profit for the period attributable to equity shareholders was GBP67m before re-measurement and GBP45m after re-measurement for the half year and GBP29m before and after re-measurement for the quarter.

Earnings per Share (before Cash Sweep)

There was an earnings per share of 11.9p for the half year and 5.1p for the quarter, based on the net profit for the period before the effect of re-measurement divided by the weighted average number of ordinary shares in issue during the period. After the effect of re-measurement, earnings per share was 8.0p for the half year and 5.1p for the quarter.

The diluted earnings per share for the half year was 11.5p before the effect of re-measurement and 7.7p after the effect of re-measurement and for the quarter was 5.0p before and after the effect of re-measurement. The conversion rights of the NLF Cash Sweep are not considered dilutive.

Actuarial Loss on Pensions

There has been one significant change in the actuarial assumptions adopted at 2 October 2005 compared with 31 March 2005 that mainly contributed to the actuarial loss on pensions of GBP89m for the half year that has been recorded in the statement of recognised income and expense. The discount rate used to value the liabilities has changed from 5.5% per annum to 5.0% per annum in line with market changes in the yield on long-dated corporate bonds over the period. The effect of the change in the discount rate is to place a higher value on the pension liabilities, resulting in a significant actuarial loss in the quarter.

Cash Flow and Net Debt

The operating cash inflow from operations was GBP150m for the half year. When adjusted for the increase in restricted cash, capital expenditure, the exercise of warrants and the costs associated with the sale of investments there was an increase in total cash of GBP113m. The net debt has therefore reduced from GBP220m at 31 March 2005 to GBP107m at 2 October 2005.

Future Reporting

On 24 October 2005, consent was received from the Group's bondholders to amend the US GAAP reporting requirements of the bonds. This allows the Company to cease reporting under US GAAP. As previously announced, the Company is taking steps to permit it to de-register from the United States Securities and Exchange Commission.

The next set of quarterly results to be presented will be for the quarter ending 1 January 2006.

Safe Harbour

Certain statements in this document are 'forward-looking' statements as defined in Section 21E of the US Securities Exchange Act of 1934. Such forward-looking statements include, among others:

- the anticipated development of the UK electricity industry, the future development of regulation of the UK electricity industry, the effect of these developments on our business, financial condition or results of operation; and

- other matters that are not historical facts concerning the Group's business operations, financial condition and results of operations.

These forward-looking statements involve known and unknown risks, uncertainties and other factors which are in some cases beyond the Group's control and may cause its actual results or performance to differ materially from those expressed or implied by such forward-looking statements. Due to the uncertainties and risks associated with these forward-looking statements, which apply only as at the date hereof, the Company is claiming the benefit of the safe harbour provision contained in Section 21E of the US Securities Exchange Act of 1934.


NON-GAAP FINANCIAL MEASURES

Business Performance

Business performance excludes certain re-measurement items (see below) and is presented as management believes that exclusion of these items provides readers with a clear and consistent presentation of the underlying operating performance of the Group's business.

Re-measurement

The impact of re-measurement reflects exceptional charges and other movements, including the impact of IAS 39. The scope of IAS 39 includes all financial instruments i.e. loans, trade receivables, payables, investments, cash and derivatives, as well as certain commodity contracts. The standard requires that all derivatives, including certain commodity contracts, are fair valued on the balance sheet, with changes from re-measurement being recorded in the income statement unless cash flow hedge accounting is applied.

Unrealised  gains and losses in respect of  commodity  contracts  are  disclosed separately as re-measurements. Realised gains and losses relating to these contracts are included in business performance. Management considers that this presentation best reflects the underlying performance of the business since it distinguishes between the temporary timing differences associated with re-measurement under IAS 39 rules and actual realised gains and losses.

Exceptional charges, by their nature, are not indicative of the underlying operating performance of the Group.

For a reconciliation between the overall results and business performance and details of re-measurement items, see the consolidated income statement.

Realised Price

Realised price is calculated by dividing revenue (before any re-measurement impact, energy supply costs recharged to customers and miscellaneous income, and net of energy purchase costs) by total output during the period. The adjustments to revenue allow management and investors a better understanding of the net price that customers are paying for our electricity.

Total Operating Unit Costs

Total operating unit costs are calculated by dividing the total operating costs (before any re-measurement, energy supply costs recharged to customers and energy purchase costs) by total output during the period.

EBITDA

EBITDA is operating profit before interest, income taxes, depreciation and amortisation and has been presented both including and excluding the effects of re-measurement. The Company has included information concerning EBITDA because it believes that it is used by certain investors as one measure of the Company's financial performance. EBITDA is not a measure of financial performance under IFRS and is not necessarily comparable to similarly titled measures used by other companies. EBITDA should not be construed as an alternative to operating income or to cash flows from operating activities (as determined in accordance with IFRS) as a measure of liquidity.



CONSOLIDATED INCOME STATEMENT
FOR THE THREE MONTHS AND SIX MONTHS ENDED 2 OCTOBER 2005 (UNAUDITED)


                                       3 months    3 months              6 months     6 months
                                          ended       ended  3 months       ended        ended   6 months
                                      2 October   2 October   ended 2   2 October    2 October    ended 2    2 July
                                           2005        2005   October        2005         2005    October   2004 to
                                       Business         Re-      2005    Business          Re-       2005  31 March
                                    performance measurement     Total performance  measurement      Total      2005
                             Notes         GBPm        GBPm      GBPm        GBPm         GBPm       GBPm      GBPm


Revenue                          2          487           5       492       1,008         (29)        979       499
Energy purchases                            (5)         (4)       (9)         (9)            -        (9)      (17)
Fuel costs                                (111)         (1)     (112)       (248)          (3)      (251)     (127)
Materials and services                    (113)           -     (113)       (213)            -      (213)      (82)
Staff costs                                (82)           -      (82)       (162)            -      (162)      (82)
Energy supply costs                        (82)           -      (82)       (164)            -      (164)      (73)
Other operating income/(costs)               12           -        12          15            -         15       (8)
Operating profit/(loss) before
depreciation and amortisation
(EBITDA)                                    106           -       106         227         (32)        195       110

Depreciation                               (47)           -      (47)        (90)            -       (90)      (40)
Amortisation                                (1)           -       (1)         (2)            -        (2)       (1)
Operating profit/(loss)                      58           -        58         135         (32)        103        69

Financing (charges)/credits
Net revalorisation charges       3          (5)           -       (5)        (13)            -       (13)       (5)
Interest payable                           (13)           -      (13)        (25)            -       (25)      (10)
Interest receivable                           7           -         7          12            -         12         5
Net credit to finance charges
for pension liabilities                       2           -         2           4            -          4         1
Profit/(loss) before tax                     49           -        49         113         (32)         81        60
Taxation                         4         (20)           -      (20)        (46)           10       (36)      (19)
Net profit/(loss) for the period
attributable to equity
shareholders                                 29           -        29          67         (22)         45        41

Earnings/(deficit) per share
(p):
Basic                            5          5.1           -       5.1        11.9        (3.9)        8.0       7.3
Diluted                          5          5.0           -       5.0        11.5        (3.8)        7.7       7.0


The Income Statement for the period 2 July 2004 to 31 March 2005 represents the trading results for the period from 15 January 2005 to 31 March 2005, the period after the acquisition of British Energy Limited by British Energy Group plc.


CONSOLIDATED BALANCE SHEET
AS AT 2 OCTOBER 2005 (UNAUDITED)


                                                 Notes             As at            As at
                                                          2 October 2005    31 March 2005
                                                                    GBPm             GBPm

Assets
Non-current assets
Property, plant and equipment                                      1,692            1,686
NLF receivable                                                     1,904            1,863
Nuclear liabilities receivable                                     2,097            2,131
Deferred income tax asset                                            441              429
Goodwill and intangible assets                                       372              376
Receivables due after more than one year                               2                4
                                                                   6,508            6,489
Current assets
Inventories                                                          338              331
Nuclear liabilities receivable                                       188              181
Trade and other receivables                                          289              327
Cash and cash equivalents                                            290              235
Restricted cash                                                      279              221
Financial instruments - commodity contracts                           13                -
                                                                   1,397            1,295
Total assets                                                       7,905            7,784

Liabilities
Current liabilities
Borrowings                                                          (50)             (50)
Trade and other payables                                           (405)            (378)
Nuclear liabilities                                                (188)            (181)
Provisions for other liabilities and charges                       (161)            (230)
Financial instruments - commodity contracts                        (120)                -
                                                                   (924)            (839)
Non-current liabilities
Borrowings                                                         (626)            (626)
Pension fund liability                               6             (459)            (381)
Provision for nuclear liabilities                                (1,904)          (1,863)
Provisions for other liabilities and charges                       (112)            (108)
Nuclear liabilities                                              (2,097)          (2,131)
NLF liabilities                                                    (206)            (210)
Financial instruments - commodity contracts                          (9)                -
Deferred income                                                      (5)              (5)
                                                                 (5,418)          (5,324)
Total liabilities                                                (6,342)          (6,163)
Net assets                                                         1,563            1,621

Equity
Called up equity share capital                                        57               56
Share premium                                                         20                -
Other reserves                                                       767              767
Hedge reserve                                                       (56)                -
Warrant reserve                                                       38               51
Retained earnings                                                    737              747
Total equity                                                       1,563            1,621





CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE
FOR THE THREE AND SIX MONTHS ENDED 2 OCTOBER 2005 (UNAUDITED)


                                                                3 months ended    6 months ended     2 July 2004 to
                                                                2 October 2005    2 October 2005      31 March 2005
                                                                          GBPm              GBPm               GBPm

Gains/(losses) on hedges recognised for the period                           2              (50)                  -
Actuarial gains/(losses) on retirement benefits for the                     83              (89)                 82
period
Tax on items taken directly to equity for the period                      (26)                41               (25)
Net income/(expense) recognised directly in equity for the                  59              (98)                 57
period
Adjustment for the implementation of IAS 39 after tax at 1                   -              (15)                  -
April 2005
Net income/(expense) recognised directly in equity                          59             (113)                  -
Profit for the period                                                       29                45                 41
Total recognised income and expense                                         88              (68)                 98


CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
FOR THE THREE AND SIX MONTHS ENDED 2 OCTOBER 2005 (UNAUDITED)


                        Called up
                           equity
                            share          Other         Hedge       Warrant        Share      Retained       Total
                          capital       reserves       reserve       reserve      premium      earnings      equity
                             GBPm           GBPm          GBPm          GBPm         GBPm          GBPm        GBPm

Balance at 1 April 2005        56            767             -            51            -           747       1,621

Adjustment for the
implementation of               -              -          (15)             -            -             -        (15)
IAS 39 after tax at
1 April 2005

Net income/(expense)            -              -          (42)             -            -         (115)       (157)
recognised directly
in equity

Share based payments            -              -             -             -            -             1           1

Profit for the period           -              -             -             -            -            16          16

Exercise of warrants            1              -             -           (9)           13             -           5

Balance at 3 July 2005         57            767          (57)            42           13           649       1,471

Net income/(expense)            -              -             1             -            -            58          59
recognised directly
in equity

Share based payments            -              -             -             -            -             1           1

Profit for the period           -              -             -             -            -            29          29

Exercise of warrants            -              -             -           (4)            7             -           3

Balance at 2 October 2005      57            767          (56)            38           20           737       1,563



CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE THREE AND SIX MONTHS ENDED 2 OCTOBER 2005 (UNAUDITED)



                                                              3 months ended     6 months ended    2 July 2004 to
                                                              2 October 2005     2 October 2005     31 March 2005
                                                                        GBPm               GBPm              GBPm

Operating activities
Operating profit for the period                                           58                103                69
Amortisation charges                                                       1                  2                 1
Depreciation                                                              47                 90                40
Loss on disposal of property, plant and equipment                          -                  1                 -
IAS 39 movement                                                            -                 47                 -
Movement in other provisions                                            (14)               (14)                19
Interest paid                                                           (17)               (29)              (12)
Interest received                                                         10                 16                 3
Regular contributions to NLF                                             (5)               (17)               (5)
(Increase)/decrease in inventories                                       (3)                (7)                23
Decrease in trade and other receivables                                   20                 32                65
(Increase)/decrease in restricted cash                                  (24)               (58)                69
Increase/(decrease) in trade payables and other payables                  18               (16)              (84)
Net cash inflow generated from operations                                 91                150               188

Cash flows from investing activities
Net cash acquired with subsidiary                                          -                  -               113
Purchases of property, plant and equipment                              (55)               (97)              (35)
Purchases of intangible assets                                           (1)                (3)                 -
Proceeds from disposal of property                                         -                  -                 7
Net cash used in investing activities                                   (56)              (100)                85

Cash flows from financing activities
Exercise of warrants                                                       3                  8                 -
Repayments of borrowings                                                   -                  -              (28)
Share issue expense                                                        -                  -              (10)
Proceeds from sale of own shares                                           -                  -                 3
Costs associated with sale of investments                                (3)                (3)               (3)
Net cash used in financing activities                                      -                  5              (38)

Net change in cash and cash equivalents                                   35                 55               235
Cash and cash equivalents at beginning of the period                     255                235                 -
Cash and cash equivalents at the end of the period                       290                290               235


The Statement of Cash Flows for the period 2 July 2004 to 31 March 2005 represents the trading cash flows for the period from 15 January 2005 to 31
March 2005, the period after the acquisition of British Energy Limited by British Energy Group plc, except the financing category which, prior to the date of the acquisition, also reflects the cash flows from the issue of equity by the Company following its incorporation.


Notes to the financial statements

1. Basis of Preparation

These interim financial statements have been prepared on a basis consistent with International Financial Reporting Standards (IFRS) in issue that are effective or available for early adoption at the Group's first annual reporting date, 31 March 2006, but do not include all the disclosures in IAS 34 on interim reporting. Based on these IFRS, the Board of Directors has made assumptions about the accounting policies expected to be adopted when the first IFRS annual financial statements are prepared for the year ending 31 March 2006. The interim financial statements require management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses.

The accounting policies are consistent with those that the Directors intend to use in the next annual financial statements as set out in the 'Restatement of Results for Transition to International Financial Reporting Standards' as published on 21 September 2005. The Group's proposed accounting policies were included in the 'Results for the Quarter Ended 3 July 2005'. Notwithstanding this, the IFRS that will be effective or available for voluntary early adoption in the annual financial statements for the year ending 31 March 2006 are subject to change and to the issue of additional interpretations and therefore cannot be determined with certainty.

This is the first set of interim results for the first six months of the financial year for British Energy and therefore no comparative information is provided.

To assist investors to compare the underlying financial performance of the Group, 'business performance' income statement figures are shown before the impact of exceptional charges and other movements arising from re-measurement. For the first six months the adjustments relate solely to the re-measurement under IAS 39. The definition of 'business performance' is given in the Non-GAAP Financial Matters section of this report.

References to 'British Energy' or the 'Company' are to British Energy Group plc. References to the 'Group' are to the Company and its subsidiaries.

The financial statements for the three months and six months ended 2 October 2005 are unaudited but have been reviewed by the auditors and their report to the Company is set out below.

These interim financial statements were approved by the Board of Directors on 13 December 2005.

2. Output, Revenue and Segment Information

Through   consideration   of  our  product,   geographic   area  and  regulatory
environment, the Group has concluded that it has one business, being the generation and sale of electricity in the UK, resulting in one operating segment of Generation and Trading.


                                                                    3 months      6 months    15 January
                                                                       ended         ended            to
                                                                   2 October     2 October      31 March
                                                                        2005          2005          2005
                                                                         TWh           TWh           TWh
Output
Nuclear power stations                                                  14.9          30.6          14.3
Coal-fired power station                                                 0.8           2.5           2.5
                                                                        15.7          33.1          16.8




                          3 months    3 months              6 months     6 months
                             ended       ended  3 months       ended        ended   6 months
                         2 October   2 October   ended 2   2 October    2 October    ended 2    2 July
                              2005        2005   October        2005         2005    October   2004 to
                          Business         Re-      2005    Business          Re-       2005  31 March
                       performance measurement     Total performance  measurement      Total      2005
                              GBPm        GBPm      GBPm        GBPm         GBPm       GBPm      GBPm

Revenue
Wholesale generation sales     205           5       210         435         (29)        406       250
Direct supply sales
net of energy supply costs     197           -       197         401            -        401       170
                               402           5       407         836         (29)        807       420
Energy supply costs
recharged to customers          82           -        82         164            -        164        73
Miscellaneous income             3           -         3           8            -          8         6
                               487           5       492       1,008         (29)        979       499



Wholesale generation sales includes revenue from Energy Purchases which cost GBP5m and GBP9m for the three and six months ended 2 October 2005 respectively (2004/05 GBP17m).



3. Net Revalorisation Charges


                                                                  3 months      6 months   2 July 2004
                                                                     ended         ended            to
                                                                 2 October     2 October      31 March
                                                                      2005          2005          2005
                                                                      GBPm          GBPm          GBPm

Revalorisation of nuclear liabilities
- changes in price levels                                               21            56            23
- discharge of discount for period                                      31            63            27
Revalorisation of nuclear liabilities receivable                      (28)          (66)          (29)
Revalorisation of NLF receivable                                      (24)          (53)          (21)
Revalorisation of contracts provision                                    3             7             2
Revalorisation of fixed decommissioning obligations                      2             6             3
Net revalorisation charges                                               5            13             5


4. Taxation

There is no current tax charge in the period due to the availability of trading losses carried forward. The charge for the three and six months of GBP20m and
GBP36m before re-measurement and GBP20m and GBP46m after re-measurement respectively consists solely of deferred tax.

5. Earnings Per Share

The basic earnings per share for the period has been calculated by dividing the profit after taxation by the weighted average number of ordinary shares in issue during the period. The diluted earnings per share calculation is based on the weighted average of 566 million and 565 million ordinary shares in issue together with the dilutive potential of 17 million and 16 million ordinary shares in respect of warrants for the three and six months respectively. The effect of the NLF Cash Sweep is not considered to be dilutive. The adjustment mechanism for the NLF Cash Sweep percentage set out in the Contribution Agreement is designed such that the shareholders' interest in the Group after taking account of the NLF Cash Sweep remains consistent. For example, in the event that a NLF Cash Sweep payment is made without a corresponding dividend then the NLF Cash Sweep percentage is diluted as if shareholders had reinvested a corresponding amount as new equity in the Group.


                                     3 months    3 months    6 months     6 months
                                        ended       ended     ended 2      ended 2
                                    2 October   2 October     October      October     31 March     31 March
                                         2005        2005        2005         2005         2005         2005
                                        Basic     Diluted       Basic      Diluted        Basic      Diluted

Net profit for the period (GBPm)             29          29          45           45           41           41
Weighted average share capital
(number of shares, million)               566         583         565          581          561          579


6. Pension Costs

There has been one significant change in the actuarial assumptions adopted at 2 October 2005 compared with 31 March 2005. The discount rate used to value the liabilities has changed from 5.5% per annum to 5.0% per annum in line with changes in the yield on long-dated corporate bonds over the period. The effect of the change in the discount rate is to place a higher value on the pension liabilities, giving rise to a significant actuarial loss over the period.

7. Contingent Assets

The Group has certain contingent assets as a result of its disposal of its 82.4% interest in Bruce Power LP. In addition to the consideration payable by the consortium under the master purchase agreement, up to a further C$100m was payable to British Energy contingent upon the restart of two of the Bruce A units under a trust agreement (the Trust Agreement) entered into on the same date. Had the first unit restarted by 15 June 2003, C$50m would have been released to British Energy and an additional C$50m would have been released to British Energy had the second unit restarted by 1 August 2003. An amount of C$5m was to be deducted from the C$50m payable in respect of each unit for its failure to restart by the scheduled restart date or by the first day of each successive calendar month following the scheduled restart date. The Group received C$20m on 22 March 2004 and C$10m on 25 May 2004 in partial consideration under the Trust Agreement. British Energy commenced arbitration proceedings in Ontario against the Ontario Provincial Government (the Province) in December 2004 seeking the payment of additional consideration under the Trust Agreement on the basis that Bruce A Units 3 and 4 restarted earlier than the dates claimed by the Province. No additional amounts appear on our balance sheet at 2 October 2005 because of uncertainties regarding their realisation. The amounts recoverable in respect of the restarted units will be substantially lower than the maximum C$100m but the amounts and timing of the payments have still to be confirmed.

8. Contingent Liabilities

On 12 February 2004 British Energy Limited received a notice of warranty claims from the consortium which purchased the Group's 82.4% interest in Bruce Power LP alleging breach of certain warranties and representations relating to tax and to the condition of certain plant at the Bruce Power Station.

The principal tax claim relates to the treatment of expenditure at the Bruce Power Station during the period of the Group's part ownership and is currently being considered by the Canadian tax authorities. The treatment proposed by British Energy could result in a rebate of a material amount of tax to the Group that has not been recognised in the financial statements. The consortium claims that allowance of the expenditure for that period would cause it to lose future deductions. British Energy has rejected the tax claim and expects to defend it if it is pursued further. The Group is confident that the amount of the claim should not, in any event, materially exceed the amount of the rebate, and that the tax claim should have no material cash flow impact on the Group.

The claim relating to the condition of the plant is based upon alleged erosion of certain parts of the steam generators, including the support plates, through which boiler tubes pass, which it is alleged resulted in an extended outage of one unit at the plant to carry out repair works and loss of revenues and costs of approximately C$64.5m. The consortium also claims that the alleged erosion may reduce the operating life of the unit and/or result in further repairs involving further losses. British Energy has rejected the claim and expects to defend it if it is pursued further.

Under the agreement with the consortium C$20m is retained in trust to meet any representation and warranty claims, and this may be retained pending agreement or determination of the claims.

The Company has given certain indemnities and guarantees in respect of its subsidiary undertakings. No losses are anticipated to arise under these indemnities and guarantees, provided relevant subsidiary undertakings continue on a going concern basis.

The Group is involved in a number of other claims and disputes arising in the normal course of business which are not expected to have a material effect on the Group's financial position.

9. Non-adjusting Post Balance Sheet Events

On 25 November 2005, the Company announced that due to a number of recent equipment issues that have resulted in unplanned outages at the Company's power stations, the Company has revised its estimate of nuclear output for the financial year 2005/06. Based on current information, the Company expects that nuclear output for the financial year 2005/06 is unlikely to exceed 61 TWh.

On 21 September 2005, the Department for Environment, Food and Rural Affairs issued an update regarding the implementation of the Large Combustion Plant Directive (LCPD) pending a formal decision by the Government expected before the end of this year. The update indicated that the Government will apply emission limit values to control emissions of sulphur dioxide, nitrogen oxides and particulates from power stations in the UK from January 2008. The update repeated the European Commission's view that existing plants whose waste gases are discharged through a common stack should be considered as a single plant for the purposes of the LCPD, and this has since been confirmed in writing by the European Commission. Discussions with the Government are continuing but if this interpretation stands, it means that there could be a requirement to either modify the plant or materially restrict the operations of the two non-FGD units at Eggborough from 2008 in order to comply with the proposed emission limit values.



INDEPENDENT REVIEW REPORT TO BRITISH ENERGY GROUP PLC

Introduction

We have been instructed by the company to review the financial information contained in the interim report which comprises the consolidated income statement, consolidated balance sheet, consolidated statement of recognised income and expense, consolidated statement of changes in equity, consolidated statement of cash flows, and associated notes. We have read the other information contained in the quarterly report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority.

As disclosed in note 1, the next annual financial statements of the group will be prepared in accordance with accounting standards adopted for use in the European Union. This interim report has been prepared in accordance with the basis set out in Note 1.

The accounting policies are consistent with those that the directors intend to use in the next annual financial statements. As explained in note 1, there is, however, a possibility that the directors may determine that some changes are necessary when preparing the full annual financial statements for the first time in accordance with accounting standards adopted for use in the European Union. The IFRS standards and IFRIC interpretations that will be applicable and adopted for use in the European Union at 31 March 2006 are not known with certainty at the time of preparing this interim financial information.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the disclosed accounting policies have been applied. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit and therefore provides a lower level of assurance. Accordingly we do not express an audit opinion on the financial information. This report, including the conclusion, has been prepared for and only for the company for the purpose of the Listing Rules of the Financial Services Authority and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the three months and six months ended 2 October 2005.


PricewaterhouseCoopers LLP

Chartered Accountants

Edinburgh

13 December 2005



Notes:

(a) The maintenance and integrity of the British Energy Group plc website is the responsibility of the Directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the quarterly report since it was initially presented on the website.

(b)   Legislation  in  the  United  Kingdom   governing  the   preparation   and
dissemination of financial information may differ from legislation in other jurisdictions.


GLOSSARY


AGR (Advanced Gas-cooled Reactor)

The second generation of gas-cooled nuclear reactor built in the UK.


Baseload Generation

Mode of operation of a power station at a constant high level of output for a sustained period of time to assist in meeting minimum national demand.


BEDL

British Energy Direct Limited.


BETTA

British Electricity Transmission and Trading Arrangements.


Bruce

The Bruce A and B nuclear power stations in Ontario, Canada.


Decommissioning

The process whereby a nuclear power station is shut down at the end of its economic life, eventually dismantled, and the site made available for other purposes.


Energy Supply Costs

These mainly comprise the costs incurred for the use of the distribution and transmission systems, recovered through revenue, and accrued costs of Renewable Obligation Certificates (ROCs).


EPL

Eggborough Power Limited.


ETS

Emissions Trading Scheme.


FGD (Flue Gas Desulphurisation)

Equipment fitted to coal-fired power stations to reduce sulphur dioxide emissions.


Market Price

The price for annual forward baseload contracts.


Materiel Condition

A term used by nuclear operators, particularly in the United States, in relation to nuclear power stations, and used to describe the physical condition of plant and equipment and the condition of operating procedures, engineering drawings, specifications and manuals (taking safety, maintenance and plant reliability into consideration).


MW (megawatt): MWh (megawatt-hour)

One megawatt equals 1,000 kW: one megawatt-hour represents one hour of electricity consumption at a constant rate of 1 MW.


NDA

Nuclear Decommissioning Authority.


NLF

An independently administered fund into which the Group makes contributions to cover all qualifying uncontracted nuclear liabilities including costs of decommissioning nuclear power stations and PWR back end fuel costs.


Non-Outage Defect Backlog

Total of outstanding plant defects which are work requests that have been partially accessed by maintenance, or are still awaiting action after screening by the station Work Review Groups based on a priority weighting set by the Nuclear Performance Review Committee.


Outage (Planned and Unplanned)

A period during which a reactor is shut down. The periodic shutdown of a reactor including for maintenance, inspection and testing or, in some cases, for refuelling is known as a planned outage. In the UK, some planned outages are known as statutory outages and are required by the conditions attached to the nuclear site licence needed to operate the station. Unscheduled shutdown of a reactor for a period is known as an unplanned outage.


PiP

The Performance Improvement Programme.


PWR (Pressurised Water Reactor)

The most recent type of nuclear reactor to be constructed in the UK which uses pressurised water as both the coolant and the moderator.


Quinquennial Review

The five-yearly review of the assumptions underlying the Group's provision for certain nuclear liabilities.


Renewable Obligation Certificates

Eligible renewable generators receive Renewable Obligation Certificate (ROCs) for each MWh of electricity generated. These certificates can then be sold to suppliers, in order to fulfil their renewables obligation.


Restructuring

The restructuring of the Group completed on 14 January 2005.


Restructuring Effective Date (RED)

14 January 2005.


Revalorisation

Revalorisation arises because nuclear liabilities are stated in the balance sheet at current price levels, discounted at 3% per annum from the eventual payment dates. The revalorisation charge is the adjustment that results from restating these liabilities to take into account the effect of inflation in the year and to remove the effect of one year's discount as the eventual dates of payment become one year closer. Revalorisation charges arise in respect of the fixed decommissioning obligation to reflect the unwinding of the discount for the period. A revalorisation credit arises in respect of movements in the value of nuclear liabilities and the NLF receivable to take account of the underlying movement in nuclear liabilities.


Statutory Outage

The  planned  shutdown  of  nuclear  reactors  for  regulatory   inspection  and
maintenance.


TW (terawatt): TWh (terawatt-hour)

One terawatt equals 1,000 GW: one terawatt-hour represents one hour of electricity consumption at a constant rate of 1 TW.


Unit Capability Factor

The percentage of maximum energy generation that a plant is capable of supplying to the electrical grid, limited only by factors within the control of plant management.


Unplanned Capability Loss Factor

Unplanned capability loss factor is defined as the ratio of the unplanned energy losses during a given period of time, to the reference energy generation, expressed as a percentage.


WANO

The World Association of Nuclear Operators. A nuclear industry organisation which encourages peer review and collects and shares operating data worldwide which is then used to benchmark performance.


Warrants

Warrants entitling the holder to subscribe for shares in British Energy Group plc.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:  December 13 2005                    BRITISH ENERGY GROUP PLC

                                           By:____John Searles____

                                           Name:  John Searles
                                           Title: Director - Investor Relations